              S O N F I E L D  &  S O N F I E L D
                  A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-1937 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com ERIN MONROE Legal Assistant erin@sonfield.com

By facsimile: 408.744.1711 and EDGAR

July 10, 2009

Mr. Larry Spirgel
Assistant Director
Ms Kenya Gumbs
Staff Accountant
Ms. Jessica Plowgian
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

Re:      Arrayit Corporation
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31,2008 Filed June 4,2009
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended March 31,2009 Filed May 22,2009 File No. 1-16381

Dear Mr. Spirgel, Ms Gumbs and Ms. Plowgian:

Arrayit Corporation objects to the 27 numbered comments that include 86 requests for additional disclosure in your letter of June 30, 2009.  We are of the opinion that the total mix of additional information requested has, for the most part, been asked and answered not less than one time and, in some cases, more than once.  Permit me to recount a brief history.

This round of comments originated with a preliminary 14C information statement filed February 7, 2008 for the purpose of: (i) a reverse split of the common stock, (ii) an increase in the authorized shares of common stock, (iii) reincorporation into Nevada, and (iv) changing the name of the corporation.  The information statement provoked a response on the 7thth day of March 2008 containing 8 numbered comments, that included 10 comments and 15 requests for additional information.  Subsequent to that time we have filed 11 revised preliminary 14C information statements, 1 definitive information statement, 2 amended 10-Ks and 5 amended 10-Qs, in response to 12 letters containing 126 numbered comments that included 370 comments and 292 requests for additional information.  The staff has been provided a timely response to 126 numbered comments that included 370 comments and 292 requests for additional information, including this letter that constitutes a response to the letter of June 30, 2009.  Once again, for the most part, these comments and requests for additional information in the June 30, 2009 letter have been asked and answered.

The company entered into an oral agreement to exchange approximately $4,000,000 of delinquent debt for approximately 12,000,000 shares of common stock that required an increase in the authorized shares after the reverse split.  The increase in authorized shares would: (i) eliminate a derivative liability in the approximate amount of $12,000,000 resulting from inadequate authorized and unreserved shares for conversion of outstanding convertible preferred shares; and (ii) provide available shares to attract financing to support the company’s growth potential.

In response to a letter of comment dated December 23, 2009, a revised preliminary 14C information statement was filed on the 24th day of December, 2008 describing the majority shareholder authorization of the increase in authorized shares and the disclosure required by Item 12 of Schedule 14A, including Item 13(a) in accordance with Note A to Schedule 14A in respect to the debt conversion. This revised 14C information statement provoked a response dated January 2, 2009 containing 6 numbered comments containing 15 comments and 15 requests for additional information.

Faced with the overwhelming and repetitive request for addition information and multiple comments, the company decided to eliminate the required disclosures related to the share increase that provoked the responses.  To this end, the company elected to abandon the reverse split as well as the proposed increase in authorized shares and go forward with the reincorporation and name change.  Therefore, a definitive 14C information statement was filed February 17, 2009 without the reverse split and increase in authorized shares.

After the effective specified in the information statement, the board of directors authorized the reverse split without consent of the stockholders, in accordance with Nevada Revised Statutes Section 78.207.  The comment in response to this corporate action implies that corporate counsel is not competent to cause the issuer to take this action in compliance with applicable law with the following language:

“Disclose whether shareholder approval was required for the reverse stock split and, if so, how and when you obtained such approval.”1

We believe the reviewer has ready access to the fact that shareholder approval was not obtained and, therefore, suggesting that same was required and not obtained is an inappropriate reflection on the company’s compliance ethics.

The company’s inability to increase its authorized shares, convert the debt and eliminate the derivative provoked the following amazing statement:

“Tell us in your response letter why you did not disclose the apparent issuance of over 12 million shares of common stock upon the settlement of debt.”2

In addition, the 126 numbered comments that included 370 comments and 292 requests for additional information have supported a material misrepresentation in the public market by falsely publishing the SIC code of a telecommunications company instead of a biotechnology firm.

Because of the inability to clear the multiple rounds of comments and requests for information over a period of approximately 18 months and distribute a definitive 14C to increase the authorized shares, the issuer has been unable to execute an oral agreement to convert approximately $4,000,000 of delinquent debt and eliminate a non-cash derivative in the approximate amount of $12,000,000  As a direct result of the adverse impact on its balance sheet, the company was denied, at least one known contract ,and otherwise binding order for $1,000,000 of product that included significant profits.  The conversion has been delayed by such inappropriate comments as:

“Explain why you did not enter into written agreements with the parties.”3

We ask the most recent answer date to be extended 20 days so that we may complete our extensive review of 12 letters, 126 numbered comments that included 370 comments and 292 requests for additional information in order to provide a detailed basis of our disagreements and explanation as to why your comments are inapplicable and no further revision is necessary.

We are of the opinion that the process has reached the point that all relevant questions have been asked and answered on multiple occasions and it is time to permit the company to move on with the development and marketing of its life saving technologies.  To this end we are preparing a preliminary 14C information statement to increase the number of shares the company is authorized to issue for the purposes disclosed and discussed for the past 18 months.  We trust the information statement will be reviewed in the light of our comments.

Very truly yours,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.
Managing Director

Cc:   Rene’ Schena, Chief Executive Officer,
Arrayit Corporation

1 Comment number  5 in the letter dated June 30, 2009

2 Comment number 26 in the letter dated June 30, 2009.

3 Comment number 6 in the letter dated June 30, 2009